Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-146027) and related Joint Proxy Statement/Prospectus of RF Micro Devices, Inc. and Sirenza Microdevices, Inc., for the registration of shares of RF Micro Devices, Inc. common stock and to the incorporation by reference therein of our reports dated March 14, 2007, with respect to the consolidated financial statements and schedule of Sirenza Microdevices, Inc., Sirenza Microdevices, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Sirenza Microdevices, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Denver, Colorado
October 1, 2007